Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of CureVac N.V. (the "Company") to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on June 24, 2024 at 2:00 p.m. Central European Summer Time (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2023 (discussion item)

3.	Adoption of the annual accounts over the financial year 2023 (voting item)

4.	Explanation of the dividend and reservation policy (discussion item)

5.	Release of managing directors from liability for the exercise of their duties during the financial year 2023 (voting item)

6.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2023 (voting item)

7.	Appointment of Thaminda Ramanayake as member of the Company´s management board (voting item)

8.	Reappointment of Malte Greune as member of the Company's management board (voting item)

9.	Reappointment of Jean Stéphenne as member of the Company's supervisory board (voting item)

10.	Reappointment of Mathias Hothum as member of the Company's supervisory board (voting item)

11.	Appointment of Birgit Hofmann as member of the Company's supervisory board (voting item)

12.	Reappointment of the external auditor for the financial year 2025 (voting item)

13.	Closing

No business shall be voted on at the AGM, except such items as included in the abovementioned agenda.

The agenda with the explanatory notes thereto, the annual report and annual accounts for the financial year 2023, and the other meeting information are available as of the date hereof for inspection and can be obtained free of charge at the office address of the Company and from the Company's website (http://www.curevac.com).

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The registration date for the AGM is May 27, 2024 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register and/or in the register maintained by the Company's U.S. transfer agent (the "Persons with Meeting Rights") may attend and, if relevant, vote at the AGM and exercise their voting rights on the voting items as included in the abovementioned agenda.

Those who beneficially own shares in the Company's capital in an account at a bank, broker, financial institution or other financial intermediary (the "Beneficial Owners") on the Registration Date, must request a proxy from their bank, broker, financial institution or other financial intermediary authorizing the relevant Beneficial Owner to attend and, if relevant, exercise voting rights at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, either in person or by proxy, must notify the Company of their identity and intention to attend the AGM by sending notice to that effect to the Company by e-mail (addressed to agm2024@curevac.com). This notice must be received by the Company no later than Friday, June 21, 2024 at 23:59 p.m. Central European Summer Time (the "Cut-off Time"). Persons with Meeting Rights and Beneficial Owners who have not complied with this requirement may be refused entry to the AGM. Beneficial Owners must enclose with their attendance notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital as of the Registration Date, such as a recent account statement, and (ii) their signed proxy from the relevant bank, broker, financial institution or other financial intermediary.

Persons with Meeting Rights and Beneficial Owners who have duly registered for the AGM and who wish to have themselves represented at the AGM by a proxyholder, may do so through the use of a written or electronically recorded proxy. They must submit their signed proxy to the Company no later than the Cut-off Time. A proxy form can be downloaded from the Company's website (http://www.curevac.com). Persons with Meeting Rights and Beneficial Owners who have duly registered for the AGM may also submit questions in advance of the AGM by sending an e-mail to the Company prior to the Cut-off Time (addressed to agm2024@curevac.com), in which case the Company shall endeavor to respond to those questions at the AGM to the extent possible and allowed.

Persons with Meeting Rights, Beneficial Owners and their respective proxyholders who have not complied with these requirements may be refused entry to the AGM. In addition, only those Persons with Meeting Rights and Beneficial Owners who have properly registered for the AGM are granted the possibility by the Company to follow the AGM via webcast. In order to receive the link to stream the webcast, you will need to indicate to the Company by e-mail (addressed to agm2024@curevac.com) prior to the Cut-off Time, that you would like to follow the AGM via webcast. It will not be possible to vote or raise any questions during the live webcast.

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EXPLANATORY NOTES TO THE AGENDA

These are the explanatory notes to the agenda for the annual general meeting of CureVac N.V. (the "Company") to be held at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) on June 24, 2024 at 2:00 p.m. Central European Summer Time (the "AGM").

2.	Discussion of the annual report over the financial year 2023 (discussion item)

The Company's annual report over the financial year 2023 has been made available on the Company's website (www.curevac.com) and at the Company's office address.

3.	Adoption of the annual accounts over the financial year 2023 (voting item)

The Company's annual accounts over the financial year 2023 have been made available on the Company's website (www.curevac.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Explanation of the dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its ordinary shares, and the Company does not anticipate paying any cash dividends on its ordinary shares in the foreseeable future. The Company's current dividend and reservation policy is to retain all available funds and any future earnings to fund the development and expansion of the Company's business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by its articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's management board with the approval of the Company's supervisory board and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the management board and supervisory board deem relevant.

5.	Release of managing directors from liability for the exercise of their duties during the financial year 2023 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2023. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2023 or in other public disclosures.

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6.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2023 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2023. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2023 or in other public disclosures.

7.	Appointment of Thaminda Ramanayake as member of the Company's management board (voting item)

The Company's supervisory board has made a binding nomination to appoint Thaminda Ramanayake as managing director of the Company for a period of three (3) years, ending at the end of the annual general meeting of the Company to be held in the year 2027.

Thaminda Ramanayake, MSc, MBA, age 48, will serve as the chief business officer for the company. He is an industry expert in biotechnology, corporate development and transactions specialist who has over a decade of working experience. He has a strong track record in growth-companies, licensing-deals, joint ventures, and (cross-border) Mergers & Acquisitions.

Mr. Thaminda previously served as Vice President, Global Head of Business Development, Oncology at Sanofi, shaping the company’s oncology business strategy and lead oncology search, evaluation, and transactions teams under the global business development organization.

Before Mr. Thaminda joined Sanofi, he led and initiated global business development, alliance management and strategic corporate opportunities for BioMarin Pharmaceutical Inc. Earlier in his career, he served in prominent senior positions in business development for Amgen, Grant Thornton, Ernst & Young and Empire Valuation Consultants.

Mr. Thaminda holds a Master of Science degree in immunology and a Master of Business Administration in Finance from the University of Rochester. Before he earned a Bachelor of Arts degree in cellular, molecular & systems biology.

The Company's supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

8.	Reappointment of Malte Greune as member of the Company's management board (voting item)

The Company's supervisory board has made a binding nomination to reappoint Malte Greune as managing director of the Company for a period of three (3) years, ending at the end of the annual general meeting of the Company to be held in the year 2027.

Malte Greune, Ph.D., age 59, has been the Company´s chief operating officer since July 2021. Dr. Greune joined CureVac from Sanofi-Aventis Deutschland GmbH, where he held various management positions for almost ten years. As General Manager and Vice President Cartridges, Devices & Insulin Technology Group, he was responsible for several manufacturing sites in Frankfurt. Under his leadership, six isolator filling lines for insulins, oncology drugs and biologics were set up including one for a COVID-19 vaccine. Prior to his position as Head of Diabetes, Oncology and Devices at Sanofi, he worked as the Senior Vice President of Animal Health Manufacturing for the Merck Manufacturing Division, USA, where he led an international network of 28 sites, including 18 integrated vaccine sites. Furthermore, he held various leadership roles at the pharmaceutical companies Schering-Plough and Intervet International B.V. Dr. Greune started his career at Hoechst AG in Corporate Planning. Dr. Greune received his Ph.D. in Economics from the University of Cologne, Germany, graduated from the University of Trier, Germany, and completed a Master of Business Administration at Clark University in Worcester, USA.

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The Company's supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

9.	Reappointment of Jean Stéphenne as member of the Company's supervisory board (voting item)

The Company's supervisory board has made a binding nomination to reappoint Jean Stéphenne as supervisory director of the Company for a period of one (1) year, ending at the end of the annual general meeting of the Company to be held in the year 2025.

Mr. Stéphenne, MSc, MBA, age 75, is former Chairman and President of GSK Biologicals. He began his career with SmithKline-Rit where he became Chairman and Chief Executive Officer. He served as the President of Union Wallonne des Entreprises (UWE) from 1997 to 2000. Furthermore, Jean Stéphenne has been Chairman of BESIX Group S.A./N.V. and TiGenix N.V. Currently he serves on the Board of various life sciences companies including Bone Therapeutics, Vaxxilon, and Bepharbel. He also heads the board of Nanocyl, a company specialized in carbon nanotubes for batteries and polymers.

Mr. Stéphenne holds 16,758 shares in the Company's share capital.

Mr. Stéphenne is being nominated for reappointment in view of his knowledge of the Company and the dedication with which he has performed his duties as a supervisory director during his previous term of office, his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility and his experience in disclosure and communication matters.

If reappointed, Mr. Stéphenne will receive compensation as a supervisory director of the Company consistent with the compensation package approved by the Company's general meeting held on June 24, 2021.

10.	Reappointment of Mathias Hothum as member of the Company's supervisory board (voting item)

dievini (as defined in the articles of association of the Company) has made a binding nomination to reappoint Mathias Hothum as supervisory director of the Company for a period of three (3) years, ending at the end of the annual general meeting of the Company to be held in the year 2027.

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Mr. Hothum, Ph.D., age 57, is managing director of dievini GmbH & Co. KG, advisors in health sciences. Dievini manages the biotech investments of SAP co-founder Dietmar Hopp. He received his degree in Economics from the University of Mannheim and his doctorate from the University of Magdeburg.

For the past 20 years, he has worked as an economist in the sectors of healthcare, health services and life sciences. Mathias specializes in pricing, reimbursement and the evaluation of mid-sized companies, as well as of publicly-owned/market-listed companies. He is the owner and founder of HMM Consulting. Furthermore, he serves as a member of the boards of Apogenix GmbH, Cytonet GmbH, Joimax GmbH, and Novaliq GmbH. He is also a supervisory board member of Immatics N.V. and Heidelberg Pharma AG.

Mr. Hothum holds 106,349 shares in the Company's share capital.

Mr. Hothum is being nominated for reappointment in view of his knowledge of the Company and the dedication with which he has performed his duties as a supervisory director during his previous term of office, his financial and management experience in international business, his knowledge and experience in social and employment related matters, his understanding of corporate responsibility and his experience in disclosure and communication matters.

If reappointed, Mr. Hothum will receive compensation as a supervisory director of the Company consistent with the compensation package approved by the Company's general meeting held on June 24, 2021.

11.	Appointment of Birgit Hofmann as member of the Company's supervisory board (voting item)

KfW (as defined in the articles of association of the Company) has made a binding nomination to appoint Birgit Hofmann as supervisory director of the Company for a period of three (3) years, ending at the end of the annual general meeting of the Company to be held in the year 2027.

Ms. Hofmann, MA, age 58, is leading the department for “Environmental innovations, Electromobility, Batteries” at the German Federal Ministry for Economic Affairs and Climate Action. Her tasks include the support of the establishment of new technologies for the decarbonization and the digitization of key industrial sectors in Germany and in Europe. She headed several task-forces for the establishment and scaling of new firms, as well as for structural change and turnaround strategies. These involved responsibility for National and European Platforms of Action and Dialog between the public, the administration and enterprises to create newly decarbonized and digitized industries.

Among other roles she was engaged in the department for European Aspects of Industrial Policy and at the permanent representation of Germany at the OECD, Paris, prior to her current leadership. For the past 28 years she was involved in important public functions to foster innovations, new technologies, founding companies and strengthen economic conditions.

She holds a Master of Economics from the University of Constance and was a visiting fellow of the department of economics at Harvard University, Cambridge, USA.

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Ms. Hofmann does not hold any shares in the Company's share capital.

Ms. Hofmann is being nominated for appointment in view of her dedication with which she has performed her duties, her financial and management experience in administrative and economic matters, her knowledge and experience in European and national regulatory framework conditions, social and employment related matters, her understanding of corporate responsibility and her experience in disclosure and communication matters.

If appointed, Mrs. Birgit Hofmann will receive compensation as a supervisory director of the Company consistent with the compensation package approved by the Company's general meeting held on June 24, 2021.

12.	Reappointment of the external auditor for the financial year 2025 (voting item)

It is proposed that KPMG N.V. will be reappointed and instructed to audit the Company's statutory annual report and annual accounts and, to the extent relevant, the Company's sustainability reporting for the financial year 2025.

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